Exhibit 99.(c)(17)

DRAFT	DRAFT

DRAFT	DRAFT

DRAFT

[March 10, 2005]

Mercury Air Group, Inc.
Board of Directors
Special Committee of the Board of Directors
5456 McConnell Avenue
Los Angeles, CA 90066

Members of the Board of Directors and the Special Committee:

We understand that Mercury Air Group, Inc. (“Mercury” or the “Company”) intends to effect a 1-for-501 reverse stock split followed by a 501-for-1 forward stock split of the Company’s common stock (the “Transaction”). As a result of the Transaction, (a) each shareholder owning fewer than 501 shares immediately before the Transaction will receive from the Company [$X.XX] in cash for each of such shareholder’s pre-split shares (the “Transaction Consideration”); and (b) each share of common stock held by a shareholder owning 501 or more shares will continue to represent one share of the Company after completion of the Transaction. You have advised us that the purpose of the Transaction is to cash-out the equity interests in Mercury of shareholders who, as of the effective date, hold fewer than 501 shares of common stock in any discrete account at a price determined to be fair by the entire Board of Directors in order to enable Mercury to deregister its common stock under the Exchange Act and thus terminate its obligation to file special and periodic reports and make other filings with the SEC.

You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration to those shareholders receiving the Transaction Consideration, other than members of senior management, CPK Partners and their respective affiliates (collectively, the “Management Holders”), as to whom we express no view. We also express no view with respect to any aspect of the Transaction other than as described in the immediately preceding sentence.

In connection with this opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We have, among other things:

(i)	Reviewed the draft proxy statement and related documents outlining the Transaction;
(ii)	Analyzed certain publicly available information that we believe to be relevant to our analysis, including the Company’s annual report on Form 10-K for the fiscal year ended (“FYE”) June 30, 2004 and the Company’s quarterly report on Form 10-Q for the quarters ended September 30, 2004 and December 31, 2004;
(iii)	Reviewed certain information including financial forecasts relating to the business, earnings and cash flow of the Company, furnished to us by senior management of Mercury;
(iv)	Reviewed the Company’s projections for FYE June 30, 2004 through 2008 furnished to us by senior management of Mercury;
(v)	Reviewed certain publicly available business and financial information relating to Mercury that we deemed to be relevant;
(vi)	Conducted discussions with members of senior management of Mercury concerning the matters described in clauses (i) through (vi) above, as well as the prospects and strategic objectives of Mercury;
(vii)	Reviewed public information with respect to certain other companies with financial profiles which we deemed to be relevant; and

DRAFT

Mercury Air Group, Inc.
Board of Directors
Special Committee of the Board of Directors
March 10, 2005

(viii)	Conducted such other financial studies, analyses and investigation and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

With your consent, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted or have been furnished with any independent valuation or appraisal of any assets of the Company or any appraisal or estimate of liabilities of the Company. With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management of Mercury as to the future financial performance of the Company. We have also relied upon the assurances of senior management of Mercury that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We assume no responsibility for, and express no view as to, such financial forecasts or the assumptions on which they are based.

Our opinion is based upon economic, market and other conditions as they exist and can be evaluated on the date hereof and does not address the fairness of the Transaction Consideration as of any other date. The financial markets in general, and the markets for the securities of the Company in particular, are subject to volatility, and our opinion does not purport to address potential developments in the financial markets or in the markets for the securities of the Company after the date hereof.

Our opinion expressed herein has been prepared for the information of the Special Committee and the Board of Directors of the Company in connection with their consideration of the Transaction. Our opinion does not constitute a recommendation as to any action the Company or any shareholder of the Company should take in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of any alternatives discussed by the Special Committee or the Board of Directors of the Company. No opinion is expressed herein, nor shall one be implied, as to the fair market value of Mercury’s equity or the prices at which it may trade at any time. This opinion may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent, except that a copy of the Opinion may be reproduced in full and otherwise referred to in the Company’s proxy statement and related filings describing the Transaction.

In the ordinary course of its business and in accordance with applicable state and federal securities laws, Imperial Capital, LLC may actively trade the equity securities of Mercury for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, Imperial Capital has previously acted as financial advisor to Mercury and has received a fee in connection with its various engagements.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by the shareholders of the Company receiving the Transaction Consideration, other than the Management Holders (as to whom we express no view), is fair, from a financial point of view, to such shareholders.

Very truly yours,

Imperial Capital, LLC

INTRODUCTION

The following is a summary of the analysis conducted by Imperial Capital (“IC”) with respect to the fairness, from a financial point of view, of the Transaction Consideration (as defined below) to be paid to those shareholders of Mercury Air Group, Inc. (“Mercury” or the “Company”) receiving the Transaction Consideration, other than members of senior management, CPK Partners and their respective affiliates (collectively, the “Management Holders”), as to whom IC expresses no view. Pursuant to the Transaction (as defined below), the Company will execute a 1-for-501 reverse stock split followed immediately by a 501-for-1 forward stock split of the Company’s common stock (the “Transaction”). As a result of the Transaction, (a) each shareholder owning fewer than 501 shares immediately before the Transaction will receive from the Company [$X.XX] in cash for each of such shareholder’s pre-split shares (the “Transaction Consideration”); and (b) each share of common stock held by a shareholder owning 501 or more shares will continue to represent one share of the Company after completion of the Transaction.

The purpose of the Transaction is to cash-out the equity interests in Mercury of shareholders who, as of the effective date, hold fewer than 501 shares of common stock in any discrete account at a price determined to be fair by the entire Board of Directors in order to enable Mercury to deregister its common stock under the Exchange Act and thus terminate its obligation to file Special and periodic reports and make other filings with the SEC. Following the de-listing, the Company will continue to publicly file audited balance sheets and income statements for its fiscal year end.

IC has been engaged to determine the fairness, from a financial point of view, of the Transaction Consideration to be paid to those shareholders of Mercury receiving the Transaction Consideration, other than Management Holders, as to whom IC expresses no view. In order to accomplish this, IC has used various valuation methodologies (described more fully below) to determine the fair market value (“FMV”) of Mercury’s common shares, and then compared the FMV to the Transaction Consideration.

Appendix II	Page 1

BACKGROUND OF THE COMPANY

Overview of Mercury

Mercury, a Delaware corporation, was organized in 1956 and provides a broad range of services to the aviation industry. Mercury operates through the following three principal operating units: (i) fuel sales; (ii) cargo operations; and (iii) government contract services.

Divisions

Below is a more detailed summary of Mercury’s divisions:

•	Aircraft Refueling — Through its wholly owned subsidiary MercFuel, Inc. (“MercFuel”), Mercury provides aviation fuels domestically and internationally to consumers globally. MercFuel facilitates the management and distribution of aviation fuel as a reseller of aviation fuels for major oil companies, affording the oil companies access to certain customers without the credit risk or administrative costs associated with the management of these customer accounts.

•	Cargo Operation — Mercury’s cargo operations, conducted through its wholly-owned subsidiary Mercury Air Cargo, Inc. (“Air Cargo”), provides the following services: (i) domestic and international air cargo and airmail handling; (ii) cargo logistics services; and (iii) general cargo sales agent services. Cargo logistics involves the contracting, through its network of shipping agents of bulk cargo space on airlines which is sold to customers with shipping needs. Air Cargo also brokers cargo space on flights within the United States and on international flights to Europe, Asia, the Middle East, Australia, Mexico and Central and South America.

•	Government Contract Services — Mercury, through its wholly owned subsidiary, Maytag Aircraft Corporation (“Maytag”), provides aircraft refueling, air terminal services, base operating support (“BOS”), facilities maintenance, weather observation, air traffic control and flight line management in 17 countries on four continents for all branches of the U.S. Military establishment.

On June 12, 2004, the Company sold its FBO Business, Mercury Air Centers, Inc. (the “FBO Business”), to Allied Capital Corporation. According to the Company’s public filings, the FBO Business contributed a significant portion of the Company’s gross margin (approximately 49.5% in 2003).

Appendix II	Page 2

INDUSTRY OVERVIEW

MercFuel

Jet fuel resellers are generally independent third parties that purchase fuel from major oil companies and independent fuel suppliers and resell fuel to commercial airlines, business aircraft management companies and air freight companies. Jet fuel reselling is a byproduct of the United States oil embargo and ensuing energy crisis in 1979. At that time, the major oil companies initiated a fuel allocation program pursuant to which many smaller and regional domestic and international airlines were unable to access sufficient supplies of jet fuel. Resellers took the initiative to find additional sources of fuel for these carriers and have become the suppliers to many of those airlines which the oil companies no longer directly serve.

Commercial and general aviation jet fuel purchases and dispensement occurs at airports and fuel terminals throughout the world. Jet fuel resellers contract directly with the oil company or jet fuel supplier to purchase the fuel and with third party refueling companies handling large commercial aircraft at commercial airports and fuel terminals or with third parties known as fixed base operations, for the actual dispensing of the fuel to the customer. Fixed base operations are third parties that typically handle all other aircraft such as commuter, business and private jets.

Typical commercial or business jet fuel resale transactions are as follows:

•	Deliveries from Reseller Inventory. In some cases, the jet fuel reseller has previously contracted with the fuel supplier for the delivery of fuel to a third party refueling company or fixed base operation. These third parties store the fuel for the jet fuel reseller as the reseller’s inventory. In these instances, the third party that delivers the fuel into the wing of the aircraft customer forwards a paper record of the transaction to the jet fuel reseller. The reseller then forwards an invoice to the aircraft customer.

•	Into-Plane Deliveries. Into-plane deliveries are fuel sales where the sale of fuel is made from the fuel supplier’s inventory maintained at the airport or fuel terminal. In these instances, either the fuel supplier or a third party refueling company delivers the fuel into the wing of the aircraft customer and the sale of fuel is consummated at that point. The refueling company, if used, forwards the paper record of the transaction to the fuel supplier and in either case the fuel supplier forwards the paper record to the fuel reseller for payment. The fuel reseller then forwards an invoice to the air carrier.

Each of these methods is a labor intensive and time consuming process that is subject to delays, inefficiencies and mistakes. At times customers and resellers are inaccurately billed for the amount of fuel sold. In addition, the use of paper documents delays the payment by the jet fuel reseller to the supplier in the case of into-plane deliveries. Also, commercial and business customers typically do not receive bills from the jet fuel reseller until between 7 to 30 days after fuel is sold, which delays payments and affects the jet fuel reseller’s cash flow.

Appendix II	Page 3

In recent months, rising fuel prices, combined with a reduction of credit terms by MercFuel’s fuel suppliers, has caused the spread between accounts payable and accounts receivable to grow to the point of significant risk to Mercury’s liquidity.

The market for jet fuel reselling is highly competitive. MercFuel is in direct competition with major oil companies, major airlines and other independent fuel suppliers, such as World Fuel Services Corporation (“World Fuel”), and with other aircraft support companies which maintain their own sources of aviation fuel. Many of MercFuel’s competitors have greater financial, technical and marketing resources than the Company.

Air Cargo

•	Cargo Handling. Air Cargo provides domestic and international air cargo handling, air mail handling and bonded warehousing. Air Cargo handles cargo at Los Angeles International Airport (LAX), William B. Hartsfield International Airport (ATL — Atlanta, GA), Dorval International Airport (YUL — Montreal, Canada), Mirabel International Airport (YMX — Montreal, Canada) and Lester B. Pearson International Airport (YYZ — Toronto, Canada). Since February 2001, operations at ATL have been handled by Lufthansa Handling under the terms of a ten-year sub-lease of a 104,646 square foot warehouse and operations area. In fiscal 2004, the cargo handling operations comprised 65% of Air Cargo’s revenue.

•	Cargo Logistics Services. Air Cargo brokers cargo space on flights within the United States and on international flights to Europe, Asia, the Middle East, Australia, Mexico and Central and South America. Cargo logistics involves the contracting for bulk cargo space on airlines and selling that space to customers with shipping needs. Air Cargo has an established network of shipping agents who assist in obtaining cargo for shipment on space purchased from various airlines, and who facilitate the delivery and collection of freight charges for cargo shipped by Air Cargo. Unlike a cargo airline which operates its own aircraft, Air Cargo’s space logistics business arranges for the purchase of cargo space on scheduled flights or supplemental flights at negotiated rates. Air Cargo is thereby able to profit from the sale of air cargo space worldwide without the overhead cost of owning and operating an aircraft. In fiscal 2004, the space logistics revenue comprised 22% of Air Cargo revenue.

•	General Sales Agent. Air Cargo also serves as a general sales agent (“GSA”) directly through its subsidiaries in the United States, Canada, Mexico, Central and South America, and the Far East. In this capacity, Air Cargo sells the transportation of cargo on its client’s airline flights, using our clients’ own airway bills. Air Cargo earns a commission from the airlines for selling their cargo space. As with its space logistics business, the growth for Air Cargo’s GSA business is not constricted by requirements for physical facilities or by large capital commitments. In fiscal 2004, the GSA business revenue comprised 12% of Air Cargo’s total revenue.

Appendix II	Page 4

Air Cargo competes with numerous companies who provide air cargo handling services at the same airports where Air Cargo provides these services. At most airports there are at least 3-5 independent cargo handling companies, as well as certain airlines who operate their own warehouses and offer third-party cargo handling in order to reduce overhead costs. Over the last 15 years, a consolidation of independent cargo handling, ramp services providers and FBO’s has evolved into a handful of large operators with multiple airport facilities, such as BBA, Worldwide Aviation and Globe Ground Services. These larger companies have been able to leverage their relationships with airline customers by offering them multi-city pricing and discounts and lower handling rates for each additional airport where the airline’s cargo would be handled, with the intention of freezing out smaller competitors like Air Cargo. While Air Cargo’s warehouses operated profitably until the economic downturn beginning in 2000 and the 9/11 events, air cargo tonnage decreased through 2003 and thereby increased competition among cargo handlers. In an effort to maintain market share, Air Cargo lowered its pricing in order to retain the airline cargo handling business.

Maytag

•	Aircraft Refueling. Maytag has been supplying aircraft refueling and base support services worldwide to the Department of Defense since 1950. Maytag’s aircraft refueling services include supplying all the necessary personnel and equipment to operate government-owned fuel storage facilities and providing 24-hour refueling services for a variety of aircraft for the military. Maytag currently provides refueling services at 12 U.S. military bases, 11 in the U.S. and one in Greece. Maytag’s refueling contracts generally have a term of four years, with expiration dates ranging from June 2004 to January 2008. All contracts are firm-fixed price for specified services. Fuel handled in these operations is government owned and only the fleet of refueling trucks and other support vehicles are owned by Maytag.

•	Air Terminal and Ground Handling Services. Maytag has become a global player in air terminal services as the largest provider to the U.S. Air Force Air Mobility Command at 24 locations including Alaska, Japan, Korea, Kuwait and Latin America. Maytag’s air terminal and ground handling services consist of loading and unloading of passengers and cargo, transient alert, flight planning services, passenger processing and manifesting, baggage handling, travel eligibility, immigration facilitation and flight planning. Air terminal service contracts are generally for a base period of up to one year, with government options for multiple one-year extensions. All contracts provide firm-fixed price for specified services. In order to provide to provide a comprehensive, all-in-one solution to the U.S. military and other government agencies, Maytag provides BOS services and base housing maintenance at several locations where Maytag has contracts. Maytag’s BOS services include fuel management, traffic management, airfield management, vehicle operations and maintenance services, and meteorological services. The Company’s base housing maintenance consists of change of occupancy maintenance for government-provided quarters, such as basic interior upkeep, repairs, painting, and cleaning.

Appendix II	Page 5

•	Weather Data Services. Weather Data Services was founded in Clear Lake, Iowa in 1987 and was acquired by the Company to become a division of Maytag on August 1, 1998. This division currently provides weather observation and weather forecasting services at 11 locations within the U.S. pursuant to contracts with the prices for specified services and are generally for a base of one year, with multiple oneyear options at the government’s election.

All of Maytag’s government contracts are subject to competitive bidding. Refueling, air terminal, and weather forecasting contracts are usually awarded on a “best value” basis, taking into account price, past performance history of the offeror, and the merit of the technical proposal. Weather observation contracts are generally awarded on the basis of the lowest priced, technically acceptable proposal. Maytag’s contracts are all subject to termination at the discretion of the U.S. Government, in whole or in part.

Maytag does not compete directly with any large government defense contractors. Since Maytag primarily targets government contracts with annual average revenues of approximately $1 million, most of Maytag’s competitors are smaller entities, and unlike Maytag, most of these companies have limited capabilities to operate abroad. According to Management, due to Maytag’s strong competitive position, the Company has been able to capture approximately 40% of the Defense Department’s Energy Support Command’s (DESC) aircraft refueling business and 50% of the Air Mobility Command’s (AMC) air terminals business in the U.S. and abroad.

Financial Summary

A summary of the Company’s historical operating performance is set forth below.

Appendix II	Page 6

Summary of Operations

($ in thousands)	Fiscal Year Ended June 30,			LTM
	2002	2003	2004(a)	12/31/2004
MercFuel Revenues	$232,573	$280,136	$322,631	$428,512
Air Cargo Revenues	28,124	32,691	39,549	42,550
Maytag Revenues	28,228	24,421	23,281	22,213

Total Revenues	$288,925	$337,248	$385,461	$493,275
Sales Growth %	n/a	16.7%	14.3%	28.0%
MercFuel Gross Profit	$6,581	$5,926	$6,080	$6,971
Air Cargo Gross Profit	898	2,585	2,100	3,563
Maytag Gross Profit	6,789	4,598	5,146	4,901

Total Gross Profit	$14,268	$13,109	$13,326	$15,435
Gross Profit Margin %	4.9%	3.9%	3.5%	3.1%
SG&A Expenses	$11,771	$10,818	$10,894	$10,783 (b)
Provision for Bad Debts	1,170	1,192	506	894

Total Operating Expenses	12,941	12,010	11,400	11,677
EBITDA	$1,327	$1,099	$1,926	$3,758
EBITDA Margin	0.5%	0.3%	0.5%	0.8%
Depreciation & Amortization	3,478	2,782	2,828	2,656

Operating Income	(2,151)	(1,683)	(902)	1,102
Operating Income Margin	-0.7%	-0.5%	-0.2%	0.2%
Capital Expenditures	$546	$390	$1,184	$1,505

Note: Divisional Gross Profit includes certain SG&A costs which are charged directly to the operating units.
(a)	Fiscal 2004 SG&A excludes $2.4 million in extraordinary settlement costs, $1.7 million for severance payments to the retiring Chairman, and $311,000 of unusual audit fees. Air Cargo’s 2004 gross profit has been adjusted to exclude $300,000 in severance payments to Air Cargo’s former COO.
(b)	LTM SG&A expenses excludes $2.1 million of one-time charges for legal fees regarding a lawsuit settlement, severance costs, write-off of insurance deposits related to a joint venture, an asset impairment on a plane that was sold, and a loss on a timeshare plane trade-in.

Balance Sheet

($ in thousands)	As of 12/31/04

Assets
Cash and Cash Equivalents	$6,316
Accounts Receivable, net	56,912
Inventories	1,619
Prepaid Expenses & Other	5,108

Total Current Assets	69,955

Property, Plant & Equipment, net	7,564
Goodwill & Intangibles	5,011
Restricted Cash	8,418	(a)
Other Assets	3,133

Total Assets	$94,081

Liabilities and Shareholders’ Equity
Account Payable	$36,390
Accrued Expenses & Other	8,559
Current Portion of Long-Term Debt	1,021

Total Current Liabilities	45,970

Long-Term Debt	21,221
Other Long-Term Liabilities	10,722
Total Liabilities	77,913

Mandatorily Redeemable Preferred Stock	468
Shareholders’ Equity	15,700

Total Liabilities and Shareholders’ Equity	$94,081

(a)	Restricted cash consists of cash held for specific purposes and not available for general use by the Company and is comprised primarily of an escrow account associated with the Hartsfield FBO. The funds held in the escrow account are to be distributed to either one or both of the Company and Allied Capital dependent upon the award of a new lease at the Hartsfield International Airport in Atlanta for a new FBO.

Appendix II	Page 7

VALUATION METHODOLOGIES

In order to evaluate the fairness of the proposed Transaction:

•	estimated a reasonable range of the fair market value (“FMV”) of the total enterprise value (“TEV”) of the Company;

•	estimated a reasonable range of the equity value of the Company, based on the Company’s balance sheet as of December 31, 2004; and

IC employed different valuation methodologies to approximate the FMV of the TEV of the Company. IC believes the most appropriate valuation methodologies are: (i) the Market Approach — Trading History; (ii) the Market Approach — Multiple Analysis; (iii) the Market Approach — Precedent Transactions; and (iv) the Discounted Cash Flow Approach (“DCF”).

Market Approach

The Market Approach is a valuation technique in which the FMV is estimated based on market prices in actual transactions and on asking prices for currently available assets. The valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. Consideration such as similarity, exposure to macroeconomic and/or specific industry factors, location, and time of sale of similar assets are compared to the subject asset to indicate a current value of the subject asset. Additionally, for this approach to be reliable, there are two requisites: (i) an active public market; and (ii) an exchange of comparable assets.

Trading History

As a starting point for an understanding of the FMV of the equity, we reviewed the valuation implied by the current trading price of the common stock.

Appendix II	Page 8

As of March 7, 2005, the Company’s share price was $3.66, resulting in a market capitalization of approximately $11.2 million, while the trading volume in Mercury’s stock over the previous 30 days was approximately 4,243 shares per day.

Trading History

	Average		Average
	Price		Volume
Previous 10 Trading Days	$3.53		3,170
Previous 30 Trading Days	$3.63		4,243
Previous 60 Trading Days	$3.98		8,500
Previous 90 Trading Days	$4.32		18,779

52-Week High	$8.45	(a)	226,300
52-Week Low	$3.08	(b)	0

(a)	Occurred on November 5, 2004, the day the special dividend was paid.
(b)	Occurred on November 8, 2004, the first trading day after the special dividend was paid.

On November 5, 2004, the Company paid a one-time special cash dividend totaling $17.5 million ($5.70 per share) to holders of its common stock. The one-time special dividend was approximately equal to the trading price of Mercury’s common stock prior to the announcement of the dividend on October 6, 2004. As shown in the chart above, the special dividend had a significant impact on the trading price and volume of Mercury’s stock.

Appendix II	Page 9

Multiple Analysis

The Market Approach, utilizing market multiples, indicates the FMV of a business by comparing it to publicly-traded companies in similar lines of business, or with similar risk-return profiles (“Comparables”). The value of different businesses can often be stated in relative terms, such as a multiple of: (i) revenue; (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”); (iii) earnings before interest and taxes (“EBIT”); (iv) free cash flow (“FCF”); or (v) net book value of assets (collectively, the “Market Multiples”). Market Multiples for companies operating in an industry are in part determined by the similar external market conditions that they face (the common opportunities and threats) and in part by each company’s internal factors (its own strengths and weaknesses).

This method is useful in determining the FMV of a company that is currently profitable and is expected to remain profitable in the future. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. Therefore, an analysis of the Market Multiples of companies engaged in similar businesses or in businesses that have similar risk-return profiles yields insight into investor perceptions regarding their return requirements and, therefore, the value of the subject.

Analysis

Outside investors, potential acquirers and stockholders in Mercury will look to public companies and recently acquired companies that are similar to the Company to provide guidance on valuation. In the case of the Company, there are several U.S. publicly traded aviation services companies that we deemed to be similar. In selecting the Comparables, we searched comprehensive lists and directories of public companies. The primary sources used to produce the list of Comparables included:

•	Capital IQ;

•	Dow Jones Interactive;

•	Bloomberg; and

•	Hoover’s.

Certain determinant factors are: (i) the company had to provide products or services for the aviation industry; (ii) the company had to make its financial information public; and (iii) the company was required to have an active trading market to measure public perception. The Comparables selected were:

Appendix II	Page 10

•	Air T, Inc. (NasdaqSC: AIRT)

•	AirNet Systems, Inc. (NYSE: ANS)

•	AutoInfo (OTCBB: AUTO)

•	Streicher Mobile Fueling, Inc. (NASDAQ: FUEL)

•	World Fuel Services Corp. (NYSE: INT)

Due to the lack of public companies that provide the same range of services as Mercury, we chose to select Comparables with businesses focused on air cargo handling and fuel services. Our decision to select such companies is due in part to their exposure to similar macroeconomic and industry-specific risks as those faced by the Company including, but not limited to: (i) exposure to commercial and general aviation industry trends; (ii) macroeconomic risks (e.g., post-September 11 downturn in commercial aviation, oil prices, etc.); and (iii) similar customer bases. The following is a brief description of the business operations for the selected Comparables:

Air T, Inc. (NasdaqSC: AIRT)

Air T, Inc. operates small-aircraft air cargo in the United States. It provides overnight air cargo services, and aviation ground support and other equipment products. The company, through its wholly owned subsidiaries, provides small package overnight air freight delivery services on a contract basis to the air express delivery industry throughout the eastern half of the United States and Canada. The company also engages in the manufacture and sale of aircraft deicers and scissor lift trucks, as well as specialized service equipment to passenger and cargo airlines, the U.S. Government, airports, and commercial customers. As of June 24, 2004, the company operated a fleet of single and twin engine turbo-prop aircraft nightly in the eastern half of the United States and Canada, Puerto Rico, and the Virgin Islands.

AirNet Systems, Inc. (NYSE: ANS)

AirNet Systems, Inc. provides aviation services, including time-critical small package delivery and passenger charter services. It operates AirNet Express, an integrated national air transportation network that provides expedited air transportation services for banks and time-critical small package shippers in approximately 100 cities nationwide. The company transports cancelled checks and related information for the U.S. banking industry, as well as offers specialized delivery services to customers, primarily in the medical, critical parts, and entertainment industries. AirNet Systems also provides passenger charter services to individuals and businesses through its subsidiary, Jetride, Inc. In addition, it offers on-demand cargo charter delivery services, and provides ground pick-up and delivery services. As of May 17, 2004, the company operated 120 aircraft, including 40 Learjets, located throughout the United States.

Appendix II	Page 11

AutoInfo, Inc. (OTCBB: AUTO)

AutoInfo, Inc., through its wholly owned subsidiary, Sunteck Transport Co., Inc., provides transportation capacity and related transportation services to shippers in the United States and Canada. The company’s non-asset based services include ground transportation coast-to-coast, local pick up and delivery, air freight, and ocean freight. It has strategic alliances with less than truckload, truckload, and air, rail, and ocean common carriers to serve its customers’ needs. Its brokerage services are provided through a network of independent sales agents. As of March 1, 2004, the company had six regional operating centers providing brokerage services and representatives in 15 states and Canada. Its services include arranging for the transport of customers’ freight from the shippers location to the designated destination.

Streicher Mobile Fueling, Inc. (NASDAQ: FUEL)

Streicher Mobile Fueling, Inc. provides mobile fueling and fuel management out-sourced services. Its truck fleet delivers diesel, gasoline, and alternative fuels to customers’ locations on a scheduled or as needed basis refueling vehicles and equipment, and resupplying fixed-site storage facilities. The company’s customer base includes businesses that operate fleets of vehicles and equipment of various sizes, including governmental agencies, utilities, trucking companies, bus lines, hauling and delivery services, courier services, construction companies, and others. As of June 30, 2004, the company operated approximately 100 custom mobile fueling trucks from 26 service locations

World Fuel Services Corp. (NYSE: INT)

World Fuel Services Corporation markets marine and aviation fuel services. The company’s aviation fuel-related services include fuel management, price risk management, flight plans, weather reports, ground handling, and flight permits. It offers these services to passenger, cargo, and charter airlines, as well as corporate customers, and the United States’ and foreign militaries. The company also provides flight plans and weather reports to its corporate customers. The company’s marine fuel-related services include management services for the procurement of fuel, cost control through the use of hedging instruments, quality control, and claims management. As of August 5, 2004, World Fuel Services provided fuel and services at approximately 2,500 airports and seaports worldwide

The table below provides a summary of the selected Comparables and their relevant market multiples.

Appendix II	Page 12

Cargo Handling / Fuel Services

(Dollars in Millions, Except Stock Price)	Stock	Market	Enterprise	Enterprise Value / LTM
	Price(a)	Cap.	Value(b)	Revenues	EBITDA	EBIT

Air T, Inc. (AIRT)	$17.61	$47.7	$47.3	0.7x	10.6x	12.3x
AirNet Systems, Inc. (ANS)	3.90	39.4	98.7	0.6	3.9	19.7
AutoInfo, Inc. (AUTO)	0.69	21.5	22.8	0.6	22.0	22.9	(c)
Streicher Mobile Fueling, Inc. (FUEL)	1.75	13.1	19.7	0.2	8.3	18.2
World Fuel Services Corp. (INT)	27.70	298.7	282.3	0.1	7.7	8.5

High	—	$298.7	$282.3	0.7x	10.6x	22.9x
Median	—	39.4	47.3	0.6	8.0	18.2
Mean	—	84.1	94.2	0.4	7.6	16.3
Low	—	13.1	19.7	0.1	3.9	8.5

Mercury Air Centers, Inc. (MAX)	$3.66	$11.2	$27.6	0.1x	7.3x	25.0x

Note:	EBITDA and EBIT adjusted for unusual and nonrecurring items.
LTM:	Latest Twelve Months.
(a)	Stock price as of February 18, 2005.
(b)	Enterprise Value equals equity value plus debt, minority interest, preferred stock, and convertibles, less investments in unconsolidated affiliates and cash.
(c)	AUTO excluded as an outlier with a TEV/LTM EBITDA multiple of 22.0x.

After identifying the Comparables, we then focused on the strengths and weaknesses of the Company relative to the Comparables. Therefore, a comparative analysis of the selected Comparables was undertaken.

Size. In comparison to the Comparables, the Company’s LTM gross profit and EBITDA of approximately $15.4 million and $3.8 million, respectively, place it below the average of the Comparables as presented below.

Cargo Handling / Fuel Services

Operating Results	LTM	LTM Operating Results
(Dollars in Millions)	Ended	Revenues	Gross Profit	EBITDA	EBIT	FCF (a)

Air T, Inc. (AIRT)	12/31/04	$68.1	$12.4	$4.5	$3.8	$3.0
AirNet Systems, Inc. (ANS)	9/30/04	164.1	59.1	25.1	5.0	(30.5)
AutoInfo, Inc. (AUTO)	9/30/04	40.4	7.5	1.0	1.0	1.0
Streicher Mobile Fueling, Inc. (FUEL)	12/31/04	108.0	5.6	2.4	1.1	2.1
World Fuel Services Corp. (INT)	9/30/04	4,574.1	113.8	36.8	33.2	34.0

High	—	$4,574.1	$113.8	$36.8	$33.2	$34.0
Median	—	108.0	12.4	4.5	3.8	2.1
Mean	—	991.0	39.7	13.9	8.8	1.9
Low	—	40.4	5.6	1.0	1.0	(30.5)

Mercury Air Centers, Inc. (MAX)	12/31/04	$493.3	$15.4	$3.8	$1.1	$2.3

Note:	EBITDA and EBIT adjusted for unusual and nonrecurring items.
LTM:	Latest Twelve Months.
(a)	FCF = EBITDA - Capital Expenditures

Growth. While the Company’s three-year pro forma historical revenue growth rate is 23.9%, most of the growth in the Company’s revenues relates to the rise in fuel prices during the past 18 months. The Company’s gross profit has shown more modest growth at 3.2%, while EBITDA has grown 51.6% due to higher sales and fixed cost absorption.

Appendix II	Page 13

Cargo Handling / Fuel Services

	3-Year Historical Growth Rates
Operating Growth Rates	Revenues	Gross Profit	EBITDA	EBIT

Air T, Inc. (AIRT)	5.0%	4.1%	4.6%	5.9%
AirNet Systems, Inc. (ANS)	7.3	2.7	(5.2)	(30.9)
AutoInfo, Inc. (AUTO)	80.0	76.4	185.7	203.9
Streicher Mobile Fueling, Inc. (FUEL)	25.8	8.6	14.9	93.0
World Fuel Services Corp. (INT)	48.9	18.3	33.9	36.4

High	80.0%	76.4%	185.7%	203.9%
Median	25.8	8.6	14.9	36.4
Mean	33.4	22.0	46.8	61.7
Low	5.0	2.7	(5.2)	(30.9)

Mercury Air Centers, Inc. (MAX)	23.9%	3.2%	51.6%	NM

Note:	EBITDA and EBIT adjusted for unusual and nonrecurring items.
LTM:	Latest Twelve Months.
(a)	FCF = EBITDA - Capital Expenditures

Leverage. The Company’s LTM net debt / EBITDA ratio of 4.2x is higher than the Comparables.

Cargo Handling / Fuel Services

	Total Debt /				Net Debt /		LTM Interest Coverage
Credit Ratios	Cap (Book)	Cap (Mkt)	EBITDA		EBITDA		EBITDA		FCF(a)

Air T, Inc. (AIRT)	12.0%	3.5%	0.4	x	NM		60.0		40.0
AirNet Systems, Inc. (ANS)	52.5	60.4	2.4		2.4		13.7		NA
AutoInfo, Inc. (AUTO)	34.6	8.2	1.9		1.3		11.6		11.3
Streicher Mobile Fueling, Inc. (FUEL)	66.3	45.8	4.7		2.8		1.6		1.4
World Fuel Services Corp. (INT)	18.7	12.1	1.1		NM		NA		NA

High	66.3%	60.4%	4.7	x	2.8	x	60.0	x	40.0	x
Median	34.6	12.1	1.9		2.4		12.7		11.3
Mean	36.8	26.0	2.1		2.1		21.7		17.5
Low	12.0	3.5	0.4		1.3		1.6		1.4

Mercury Air Centers, Inc. (MAX)	57.9%	66.3%	5.9	x	4.2	x	3.3	x	2.0	x

LTM:	Latest Twelve Months.

Margins. The Company’s LTM gross profit and EBITDA margins of 3.1% and 0.8%, respectively, are both lower than the Comparables’ average margins of 16.1% and 5.5%, respectively.

Cargo Handling / Fuel Services

	LTM	LTM Margins
Operating Margins	Ended	Gross Profit	EBITDA	EBIT	FCF(a)

Air T, Inc. (AIRT)	12/31/04	18.3%	6.6%	5.6%	4.4%
AirNet Systems, Inc. (ANS)	9/30/04	36.0	15.3	3.1	(18.6)
AutoInfo, Inc. (AUTO)	9/30/04	18.5	2.6	2.5	2.5
Streicher Mobile Fueling, Inc. (FUEL)	12/31/04	5.2	2.2	1.0	2.0
World Fuel Services Corp. (INT)	9/30/04	2.5	0.8	0.7	0.7

High	—	36.0%	15.3%	5.6%	4.4%
Median	—	18.3	2.6	2.5	2.0
Mean	—	16.1	5.5	2.6	(1.8)
Low	—	2.5	0.8	0.7	(18.6)

Mercury Air Centers, Inc. (MAX)	12/31/04	3.1%	0.8%	0.2%	0.5%

Note:	EBITDA and EBIT adjusted for unusual and nonrecurring items.
LTM:	Latest Twelve Months.
(a)	FCF = EBITDA - Capital Expenditures

Appendix II	Page 14

Market Multiple Method

Valuation Market Multiples for the Comparables were derived based on publicly available financial information. Market Multiples were a result of dividing the value of each of the Comparable’s TEV by the LTM Revenue, EBITDA, and EBIT. TEV is defined as the book value of the company’s net debt and preferred equity (where book value approximates fair market value) plus the market value of the company’s common equity. The market value of the common equity is computed by multiplying the number of shares outstanding by the current stock price.

As exhibited previously, IC believes that multiples derived from the operating data of the Comparables presented were given specific consideration in the selection of the appropriate Market Multiples for the Company. Furthermore, consideration was given to the range of multiples as well as the median and mean multiples. We considered the TEV/EBITDA multiple to be meaningful and appropriate because the Company’s margins are much lower than the Comparables, so therefore the TEV/Revenue multiple should not be considered.

Market Approach — Multiple Analysis

($ in thousands)
Industry Multiples	Low	Mean	High

EV/LTM EBITDA Range	3.9 x	7.6 x	10.6 x
Mercury LTM EBITDA	$3,758	$3,758	$3,758

Valuation Range	$14,799	$28,664	$39,724
Less: Debt	(22,242)	(22,242)	(22,242)
Plus: Cash	6,316	6,316	6,316

Implied Equity Value	($1,127)	$12,738	$23,798
Shares Outstanding	3,056	3,056	3,056

Implied Share Price	n/m	$4.17	$7.79
Premium to Current Share Price (a)	n/m	13.9%	112.7%

(a)	Based on a price of $3.66 as of March 7, 2005.

As set forth above, applying the range of selected multiples to the Company’s LTM EBITDA implies a range of estimated TEVs. From the estimated TEV, the implied range of share prices can be determined by deducting Mercury’s outstanding net debt and dividing by the number of shares outstanding.

There are several other factors which might reasonably be expected to reduce the implied TEV of the Company including the following: (i) the Company’s size as compared to the Comparables; (ii) the illiquidity of an investment in the Company due to its low trading volume; (iii) the long-term nature of the Company’s receivables; and (iv) customer concentration in the Company’s MercFuel business.

Appendix II	Page 15

Precedent Transaction Method

Corporate mergers and acquisitions can also be used to indicate the FMV of a subject company. The Precedent Transaction method uses valuation multiples based on actual transactions that have occurred in the marketplace to arrive at an indication of value. Similar to the Market Multiple Approach, multiples are derived from precedent transactions by analyzing a target company’s purchase price relative to its historical financial performance. Multiples used in this approach are determined through an analysis of transactions involving controlling interests in companies in a similar industry or with operations similar to the principal business operations of the subject company. IC reviewed and compared the implied transaction multiples in certain announced control transactions deemed relevant based on similarity of business operations. In order for a transaction to be useful, it is necessary to have publicly available financial information about the purchase price and the operating results of the acquired company. Comparable transactions and corresponding transaction multiples were based on information obtained from the following primary sources:

•	Mergerstat

•	SEC filings

•	Public company disclosures

•	Press releases and news articles

•	Industry reports

•	Capital IQ

For the precedent transaction analysis, IC examined a number of transactions in the cargo handling and fuel services sectors which have occurred since 2000. However, there was limited useful information, other than the purchase price, available for most of these transactions, thereby complicating efforts to derive TEV/EBITDA multiples to apply to the Company. The table below illustrates the precedent transactions:

Appendix II	Page 16

		Transaction Details				Transaction Multiples
		Date	Enterprise	Target	Target	EV/		EV/
Acquiror	Target	Announced	Value	Revenue	EBITDA	Revenues		EBITDA

Express One International, Inc.	Central Florida Air Maintenance	07/21/04	NA	NA	NA	NM		NM
Alimentation Couche-Tard, Inc.	Circle K Corporation	10/06/03	811.7	3,900.0	NA	0.2		NM
The Pantry, Inc.	Golden Gallon, Inc.	08/25/03	187.0	387.0	NA	0.5		NM
Transforce Income Fund	Canadian Freightways Limited	08/15/03	60.7	150.7	NA	0.4		NM
The Carlyle Group	Air Cargo, Inc.	08/11/03	NA	NA	NA	NM		NM
Chevy Chase Trust Co.	Williams Lynxs Alaska CargPort	05/31/03	NA	NA	NA	NM		NM
DHL Worldwide Express	Airborne, Inc.	03/25/03	1,410.0	3,343.7	253.1	0.4		5.6
Management of Landair Corp.	Landair Corp.	10/11/02	101.7	102.9	19.5	1.0		5.2
United Defense Industries, Inc.	United States Marine Repair, Inc.	05/28/02	417.6	431.8	45.4	1.0		9.2
Pacific CMA, Inc.	Airgate International Corp.	03/19/02	3.4	29.1	0.6	0.1		5.6
Union Pacific Corp.	Motor Cargo Industries	11/15/01	96.9	130.9	17.2	0.7		5.6
Vinci SA	Worldwide Flight Services, Inc.	09/10/01	285.0	348.0	NA	0.8		NM
Avfuel Corporation	Texaco General Aviation Business	09/07/01	NA	NA	NA	NM		NM
BBA Group / Signature	Aircraft Services International	07/11/01	137.9	162.0	NA	0.9		NM
United Parcel Service	Fritz Companies, Inc.	01/10/01	495.8	621.8	54.4	0.8		9.1
World Fuel Services Corp.	Page Avjet Fuel Co LLC	01/03/01	NA	NA	NA	NM		NM
EGL, Inc.	Circle Int’l Group, Inc.	07/03/00	518.1	832.3	49.2	0.6		10.5

					High	1.0	x	10.5	x
					Median	0.7		5.6
					Mean	0.6		7.3
					Low	0.1		5.2

There are numerous factors to consider when drawing comparisons, including: (i) record of growth and the opportunity for further improvement; (ii) dispersion of market share; (iii) competitive advantages; (iv) size and profitability of the target company; (v) stability of revenue and earnings; (vi) opportunity to realize cost savings, revenue enhancements, and operational synergies; and (vii) strategic and emotional factors employed by the acquirer. In consideration of such factors, below is a summary of the TEVs for the Company based on precedent transactions:

Market Approach — Precedent Transactions

($ in thousands)
Transaction Multiples	Low	Mean	High

EV/LTM EBITDA Range	5.2 x	7.3 x	10.5 x
Mercury LTM EBITDA	$3,758	$3,758	$3,758

Valuation Range	$19,592	$27,317	$39,552
Less: Debt	(22,242)	(22,242)	(22,242)
Plus: Cash	6,316	6,316	6,316

Implied Equity Value	$3,666	$11,391	$23,626
Shares Outstanding	3,056	3,056	3,056

Implied Share Price	$1.20	$3.73	$7.73
Premium to Current Share Price (a)	-67.2%	1.8%	111.2%

(a)	Based on a price of $3.66 as of March 7, 2005.

As set forth above, applying the range of selected multiples to the Company’s LTM EBITDA implies a range of estimated TEVs. From the estimated TEV, the implied range of share prices can be determined by deducting Mercury’s outstanding net debt and dividing by the number of shares outstanding.

Appendix II	Page 17

Discounted Cash Flow (“DCF”)

The fundamental premise of the DCF Approach is to estimate the available cash flows a prudent investor would expect a company to generate over its remaining life. IC relied on the Company’s cash flow projections for FYE June 30, 2005 through 2008, as provided by Mercury’s management (the “Projections”). The estimated available cash flows for each year are discounted to their present value equivalent using an appropriate rate of return to determine present value. The residual or terminal value of the business at the end of the projection period is estimated, discounted to its present value equivalent, and added to the present value equivalent of the discrete projection period estimated cash flows to estimate the TEV of a subject company. Subtracting the debt from the subject company’s TEV and adding the cash and non-operating asset values results in the value of its equity.

The following outlines the steps involved in applying the DCF analysis: (i) determination of future cash flows based upon the projections; (ii) selection of an appropriate discount rate for the subject company’s projections; (iii) determination of a residual or terminal value for the subject company; and (iv) determination of the TEV and resulting equity value for the company.

Determination of Future Cash Flows

IC relied on the following sources which were provided by Mercury’s management to determine the future cash flows of the Company: (i) the Company’s FYE 2005 through 2008 projections; (ii) management discussions; and (iii) other management estimates.

The table below presents the Company’s projected revenue, gross margin and EBITDA for the projected fiscal years ending 2005 through 2008.

Appendix II	Page 18

Projections

($ in thousands)	FYE	LTM	Fiscal Year Ending June 30,
	6/30/2004	12/31/2004	2005	2006	2007	2008
MercFuel Revenues	$322,631	$428,512	$537,474	$628,383	$628,383	$628,383
Air Cargo Revenues	39,549	42,550	43,839	46,306	46,306	46,306
Maytag Revenues	23,281	22,213	20,999	21,980	21,980	21,980

Total Revenues	$385,461	$493,275	$602,312	$696,669	$696,669	$696,669
Sales Growth %	-44.7%	-29.2%	n/a	15.7%	0.0%	0.0%

MercFuel Gross Profit	$6,080	$6,971	$7,919	$8,335	$8,335	$8,335
Air Cargo Gross Profit	2,100	3,563	4,398	4,734	4,734	4,734
Maytag Gross Profit	5,146	4,901	4,426	4,124	4,124	4,124

Total Gross Profit	$13,326	$15,435	$16,743	$17,193	$17,193	$17,193
Gross Profit Margin %	3.5%	3.1%	2.8%	2.5%	2.5%	2.5%

SG&A Expenses	$10,894	$10,783	$10,366	$10,729	$10,729	$10,729
Provision for Bad Debts	506	894	1,383	1,477	1,477	1,477

Total Operating Expenses	11,400	11,677	11,749	12,206	12,206	12,206
	3.0%	2.4%	2.0%	1.8%	1.8%	1.8%

EBITDA	$1,926	$3,758	$4,994	$4,988	$4,988	$4,988
EBITDA Margin	0.5%	0.8%	0.8%	0.7%	0.7%	0.7%

Depreciation & Amortization	2,828	2,656	2,511	2,679	2,679	2,679

Operating Income	(902)	1,102	2,483	2,308	2,308	2,308
Operating Income Margin	-0.2%	0.2%	0.4%	0.3%	0.3%	0.3%

Capital Expenditures	$1,184	$1,505	$2,000	$1,956	$2,000	$2,000

Revenue and Gross Profit:

•	IC relied on the Company’s projections to determine revenue for the FYE June 30, 2005 through 2008, as provided by Mercury’s management.

•	Revenues are projected to increase 56.3% in Fiscal 2005, due primarily to fuel price increases at the Company’s MercFuel division. Revenues are expected increase an additional 15.7% in Fiscal 2006. Although the Company forecasted continued growth of 8.9% in Fiscal 2007 and 9.1% in Fiscal 2008, the inherently volatile nature of the Company’s revenues from fuel sales makes it difficult to project future revenues this far in advance. Therefore, to be conservative, for purposes of our analysis we have maintained revenues at the Fiscal 2006 level for the remainder of the projection period.

•	The Company’s gross profit margin is expected to decline from 3.5% of revenues in Fiscal 2004 to 2.8% of revenues in Fiscal 2005 and 2.5% in Fiscal 2006, as the Company’s incremental gross margin on fuel sales doesn’t keep pace with price increases. Although the Company projected gross margin to continue to erode as fuel sales increased in Fiscal 2007-08, for purposes of our analysis we have maintained a flat gross margin in these years.

EBITDA:

•	The Company’s SG&A expenses are expected to decrease approximately $0.3 million in Fiscal 2005 to $10.4 million. Operating expenses (including bad debt expense) as a percentage of revenues are expected to decrease in Fiscal 2005 to 2.0%, from 3.0% in Fiscal 2004. Operating expenses were

Appendix II	Page 19

expected to continue to decrease as a percentage of revenue, to 1.6% in Fiscal 2008, as higher gas prices increase revenues at the Company’s MercFuel division. However, for purposes of our analysis we have maintained operating expenses at the Fiscal 2006 level of $12.2 million in Fiscal 2007-08.

Capital Expenditures:

•	The Company’s current working capital facility with Bank of America contains certain financial covenants limiting the amount the Company can expend annually for capital expenditures to $2.0 million. Management believes that this $2.0 million limit is a reasonable estimate for on-going maintenance capital expenditures.

Debt-Free Net Working Capital:

•	Debt-free net working capital is defined as current assets (excluding cash) less non-interest bearing liabilities. Based on the Company’s projections, management projects debt-free net working capital to be approximately 3.3% of sales in fiscal 2005 and estimates that it will increase to approximately 3.5% of sales in Fiscal 2006. Although the Company originally projected large increases and revenues (and corresponding increases in working capital) for Fiscal 2007-08, for our analysis we have assumed that revenues and gross profit remain flat from their Fiscal 2006 levels. Therefore we have also held working capital balances constant from their Fiscal 2006 levels.

Projected cash flows for the Company are summarized below. FYE June 30, 2005 cash flows represent a half-year projection due to the valuation date of December 31, 2004.

Projected Free Cash Flow

($ in thousands)
	Fiscal Year Ending June 30,
	2005(a)	2006	2007	2008

Net Sales	$301,156	$696,669	$696,669	$696,669
Cost of Goods Sold	292,784	679,475	679,475	679,475

Gross Profit	8,372	17,193	17,193	17,193

SG&A	5,183	10,729	10,729	10,729
Depreciation & Amortization	1,256	2,679	2,679	2,679
Provision for Bad Debt	692	1,477	1,477	1,477

EBIT	1,242	2,308	2,308	2,308

Less: Estimated Taxes (@ 35%)	(435)	(808)	(808)	(808)
Plus: Depreciation & Amortization	1,256	2,679	2,679	2,679
Less: Capital Expenditures	(1,000)	(1,956)	(2,000)	(2,000)
Less: Changes in Debt Free Net Working Capital	(612)	(4,141)	—	—

Free Cash Flow	$451	$(1,918)	$2,180	$2,180

Sales Growth %	n/a	15.7%	0.0%	0.0%
Gross Margin	2.8%	2.5%	2.5%	2.5%
SG&A as percentage of sales	1.7%	1.5%	1.5%	1.5%

(a) FYE June 30, 2005 cash flows represent a half-year projection due to the valuation date of December 31, 2004.

Appendix II	Page 20

Selection of an Appropriate Discount Rate

To arrive at the present value of the cash flows available in the DCF, we used a range of discount rates between 9.0% and 11.0% (rounded), which were calculated using the Weighted Average Cost of Capital (“WACC”). WACC provides a fair return on total invested capital by weighting the expected yield rates indicated for the equity and debt components in proportion to their estimated percentages in an expected capital structure. The WACC represents the rate of return an investor would require to compensate them for the time value of their money and the risk inherent in the particular investment. The WACC is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows.

The following is a general discussion of the methods used in our derivation of the WACC:

WACC	=	[Rd (1 - t) × (d%)] + [Re × (e%)]
where:
WACC	=	Weighted average cost of capital;
Rd	=	Pre-tax rate of return on debt capital;
t	=	Effective federal and state income tax rate;
d%	=	Debt capital as a percentage of the sum of the debt plus common and preferred equity capital;
Re	=	Rate of return on common equity capital; and
e%	=	Common equity capital as a percentage of the total capital

See Appendix VI for additional detail on the calculation of the WACC.

Rates of Return on Debt

The cost of debt capital is typically defined as the yield-to-maturity on comparable debt instruments traded in the public market, as adjusted for specific risk factors related to the subject company. Consequently, for purposes of our analysis, we selected the average yield of Baa-rated corporate debt to approximate the Company’s pre-tax rate of return on debt capital. According to Moody’s, the yield-to-maturity for Baa-rated debt as of February 4, 2005 is 5.86%. Consequently, applying a tax rate of 35.0% results in an after-tax cost of debt of 3.81%.

Rates of Return on Equity

The required rate of return on equity capital is estimated using the Capital Asset Pricing Model (“CAPM”). CAPM estimates the rate of return on common equity as the current risk-free rate of return on United States Treasury bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock. Beta is a risk measure that reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole.

Appendix II	Page 21

The CAPM rate of return on equity capital is calculated using the formula:

Re = Rf + [b × (Rm - Rf )] + Rs + Ris

where:
Re	=	Rate of return on equity capital;
Rf	=	Risk-free rate of return;
b	=	Beta or systematic risk for this type of equity investment;
Rm – Rf	=	Equity risk premium; the expected return on a broad portfolio of stocks in the market
(Rm) less the risk free rate (Rf);
Rs	=	Small stock equity premium; and
Ris	=	Investment specific risk

Risk-Free Rate of Return

The 20-year United States Treasury Bond rate, as published by the Federal Reserve Statistical Release, of 4.54%, was used for our valuation3. The risk-free rate of return represents the return on an investment that is practically “riskless” due to the very low probability of default.

Beta

Beta is a function of the relationship between the return on an individual security and the return on the market. Beta represents the systematic risk common to all securities, which cannot be eliminated through diversification. The beta for the market as a whole, the average beta, is 1.0. Securities that have betas greater than 1.0 are viewed as more risky than the market. Conversely, securities that have betas less than 1.0 are deemed less risky than the market. We calculated the appropriate beta coefficient to apply in our calculation of the cost of equity based on those of the ten chosen Comparables. We delevered the Comparables’ equity betas to eliminate the effect of leverage on each company’s equity beta, and relevered them according to the average of the Comparables’ debt/equity ratio. This analysis resulted in a relevered beta of 0.80 (rounded).

Equity Risk Premium

The equity risk premium is the return investors require over and above the risk-free return, to compensate them for the additional risk involved in investing in non-Treasury bonds. This additional risk, in terms of the cost of capital, is the degree of uncertainty as to the realization of the expected future returns. We selected an equity risk premium of 7.2%, based on Ibbotson Associates’ (“Ibbotson”) historical average of large company stocks from 1926 to 20024. The equity risk premium is multiplied by the beta (b) to estimate an investor’s expected equity return premium over risk free investments.

[3]	Source: Federal Reserve Statistical Release, dated February 4, 2005.
[4]	Source: Stocks, Bonds, Bills, and Inflation Valuation Edition 2004 Yearbook, Ibbotson Associates.

Appendix II	Page 22

Small Stock Premium

We then adjusted the CAPM rate of return by applying a premium that reflects the additional risk of investments in small companies. The determination of size is presented by Ibbotson, which uses the market value of equity of an investment to determine an applicable size premium. This premium is derived from historical differences in returns between small companies and large companies, using data published by Ibbotson. For the year ended 2003, the average premium for micro-cap companies with a market value of equity of between $0.3 million and $166.4 million is 4.01%.

Investment Specific Risk

We then further adjusted the CAPM rate of return by applying a premium that reflects the specific risk of the Company. Risks which we believe affect the valuation of the Company include, but are not limited to: (i) the small size of the Company relative to other aviation services companies; (ii) accounts receivables aging and concentration; (iii) the volatility of gas prices and resulting effect on the Company’s liquidity; and (vi) risks associated with the Company achieving its FYE 2004 – 2008 projections. As such, we applied a conservative company-specific risk premium of 0.0% to 5.0% to reflect any unique risk.

Applying the CAPM formula, we estimate the Company’s required rate of return on equity capital to be:

Re = Rf + ß (Rm - Rf) + Rs + Ris

Required rate on return on equity capital:

Assumption:

@ 0.00% Investment Specific Risk:	Re	= 16.67% = 4.54% + (0.80 x 7.20%) + 6.34% + 0.00%
@ 2.50% Investment Specific Risk:	Re	= 19.17% = 4.54% + (0.80 x 7.20%) + 6.34% + 2.50%
@ 5.00% Investment Specific Risk:	Re	= 21.67% = 4.54% + (0.80 x 7.20%) + 6.34% + 5.00%

Based on the data presented above, we calculated a WACC of approximately 9.0% to 11.0% (rounded).

Determination of Terminal Year Growth Factor

The terminal value used in our DCF approach is essentially an estimate of the value of the enterprise as of the end of the final period for which cash flow projections have been made. It is necessary to compute this value because, although we are confident that the Company will remain a viable going-concern beyond the final period, we cannot project with enough certainty the cash flows to be generated in any given period.

For purposes of this analysis we used the “growing perpetuity method” using the projected free cash flow as its basis for terminal value. The free cash flows projected in the final period is adjusted to arrive at a level of cash flow for the first year beyond the projection period which is representative of the future cash-generating capability of the Company. This “normalized” cash flow figure incorporates expectations of the level of investment required to maintain the business into the future, as well as the return on investment that the

Appendix II	Page 23

business can be expected to sustain. The normalized cash flow figure is then capitalized as a growing perpetuity by the previously determined discount rate, adjusted for some level of growth which can be expected into perpetuity. For purposes of our analysis and per management, we used estimated cash flows provided by Mercury’s management for the FYE 2008 as representative of the terminal year’s projected cash flows. The following as a representation of the growing perpetuity method formula:

         CFn
T = —————
         r - g

Where:

T	=	Terminal value
CFn	=	Normalized cash flow
R	=	Discount rate
G	=	Growth rate in perpetuity

The terminal value is then discounted back to the present using the previously selected discount rate. For the terminal year, we used a normalized free cash flow figure of approximately $2.2 million, a discount rate of 9.0% to 11.0% (rounded), and a perpetuity growth rate of 2.8%. The growth rate is based on the expected fiscal 2008 revenue growth rate as provided in the Company’s Projections. Outlined below are the values of this analysis:

Summary of Terminal Value Range

($ in thousands)

Discounted Terminal		Normalized		Discount		Growth Rate
Value		Cash Flow		Rate		in Perpetuity
$35,157	=	$2,180	/	(9.0%	-	2.8%)
$30,274	=	$2,180	/	(10.0%	-	2.8%)
$26,582	=	$2,180	/	(11.0%	-	2.8%)

Midyear Discounting Convention

For purposes of our analysis, we have assumed that the Company’s projected cash flows are received at midyear, approximating the effect of receiving the cash flows more or less evenly throughout the year.

Determination of the Implied Equity Value

As shown below and in more detail in Appendix V, using a range of discount rates of 9.0% to 11.0% (rounded) in the discounted cash flow analysis results in implied TEVs ranging between $21.5 and $29.5 million.

Appendix II	Page 24

Summary of Implied Equity Values — Discounted Cash Flow Method

($ in thousands)

Discount Rate	9.0%	10.0%	11.0%

Implied Total Enterprise Value	$29,480	$24,932	$21,503
Less: Total Debt	(22,242)	(22,242)	(22,242)
Plus: Cash on Balance Sheet	6,316	6,316	6,316
Implied Total Equity Value	$13,554	$9,006	$5,577
Shares Outstanding	3,056	3,056	3,056
Implied Share Price	$4.43	$2.95	$1.82
Premium to Current Share Price(a)	21.2%	-19.5%	-50.1%

(a)	Based on a price of $3.66 as of March 7, 2005.

Summary

The three different valuation methodologies applied by IC resulted in the following range of implied equity values for the Company using EBITDA multiples:

Implied Equity Values

	Low	Mean	High
Market Approach — Multiple Analysis	n/m	$12.7 million	$23.8 million
Market Approach — Precedent Transactions	$3.7 million	$11.4 million	$23.6 million
Discounted Cash Flow Analysis	$5.6 million	$ 9.0 million	$13.6 million

Per Share Values
	Low	Mean	High
Market Approach — Multiple Analysis	n/m	$4.17 per share	$7.79 per share
Market Approach — Precedent Transactions	$1.20 per share	$3.73 per share	$7.73 per share
Discounted Cash Flow Analysis	$1.82 per share	$2.95 per share	$4.43 per share

As the table above illustrates, the Transaction Consideration of [$X.XX] per share in cash is within the range the values under the Market Approach — Multiple Analysis and the Market Approach — Precedent Transactions, and the DCF analysis. Based on the above analysis, we determined that the Transaction Consideration is within a reasonable range of values and is fair from a financial point of view.

Appendix II	Page 25

Appendix III:

Historical Income Statement and Balance Sheet

Fairness Opinion	Appendix III
Mercury Air Group, Inc.
Statement of Operations — Historical

($ in thousands)	Fiscal Year Ended June 30,			LTM
	2002	2003	2004(a)	12/31/2004

MercFuel Revenues	$232,573	$280,136	$322,631	$428,512
Air Cargo Revenues	28,124	32,691	39,549	42,550
Maytag Revenues	28,228	24,421	23,281	22,213

Total Revenues	$288,925	$337,248	$385,461	$493,275
Sales Growth %	n/a	16.7%	14.3%	28.0%

MercFuel Gross Profit	$6,581	$5,926	$6,080	$6,971
Air Cargo Gross Profit	898	2,585	2,100	3,563
Maytag Gross Profit	6,789	4,598	5,146	4,901

Total Gross Profit	$14,268	$13,109	$13,326	$15,435
Gross Profit Margin %	4.9%	3.9%	3.5%	3.1%

SG&A Expenses	$11,771	$10,818	$10,894	$10,783 (b)
Provision for Bad Debts	1,170	1,192	506	894

Total Operating Expenses	12,941	12,010	11,400	11,677

EBITDA	$1,327	$1,099	$1,926	$3,758
EBITDA Margin	0.5%	0.3%	0.5%	0.8%

Depreciation & Amortization	3,478	2,782	2,828	2,656

Operating Income	(2,151)	(1,683)	(902)	1,102
Operating Income Margin	-0.7%	-0.5%	-0.2%	0.2%

Capital Expenditures	$546	$390	$1,184	$1,505

Note: Divisional Gross Profit includes certain SG&A costs which are charged directly to the operating units.

(a)	Fiscal 2004 SG&A excludes $2.4 million in extraordinary settlement costs, $1.7 million for severance payments to the retiring Chairman, and $311,000 of unusual audit fees. Air Cargo’s 2004 gross profit has been adjusted to exclude $300,000 in severance payments to Air Cargo’s former COO.

(b)	LTM SG&A expenses excludes $2.1 million of one-time charges for legal fees regarding a lawsuit settlement, severance costs, write-off of insurance deposits related to a joint venture, an asset impairment on a plane that was sold, and a loss on a timeshare plane trade-in.

Fairness Opinion	Appendix III
Mercury Air Group, Inc.
Balance Sheet Data — Historical

($ in thousands)	As of	As of
	06/30/04	12/31/04

Assets
Cash and Cash Equivalents	$4,690	$6,316
Accounts Receivable, net	50,974	56,912
Inventories	1,165	1,619
Prepaid Expenses & Other	7,147	5,108

Total Current Assets	63,976	69,955

Property, Plant & Equipment, net	10,349	7,564
Goodwill & Intangibles	7,229	5,011
Restricted Cash	24,403	8,418	(a)
Other Assets	—	3,133

Total Assets	$105,957	$94,081

Liabilities and Shareholders’ Equity
Account Payable	$33,552	$36,390
Accrued Expenses & Other	11,825	8,559
Current Portion of Long-Term Debt	139	1,021

Total Current Liabilities	45,516	45,970

Long-Term Debt	17,790	21,221
Other Long-Term Liabilities	10,238	10,722

Total Liabilities	73,544	77,913

Mandatorily Redeemable Preferred Stock	518	468
Shareholders’ Equity	31,895	15,700

Total Liabilities and Shareholders’ Equity	$105,957	$94,081

(a)	Restricted cash consists of cash held for specific purposes and not available for general use by the Company and is comprised primarily of an escrow account associated with the Hartsfield FBO. The funds held in the escrow account are to be distributed to either one or both of the Company and Allied Capital dependent upon the award of a new lease at the Hartsfield International Airport in Atlanta for a new FBO.

Appendix IV:

FYE June 30, 2005 through 2008 Projections

Fairness Opinion	Appendix IV
Mercury Air Group, Inc.
Statement of Operations — Projections

($ in thousands)	FYE	LTM	Fiscal Year Ending June 30,
	6/30/2004	12/31/2004	2005	2006	2007	2008

MercFuel Revenues	$322,631	$428,512	$537,474	$628,383	$628,383	$628,383
Air Cargo Revenues	39,549	42,550	43,839	46,306	46,306	46,306
Maytag Revenues	23,281	22,213	20,999	21,980	21,980	21,980

Total Revenues	$385,461	$493,275	$602,312	$696,669	$696,669	$696,669
Sales Growth %	-44.7%	-29.2%	n/a	15.7%	0.0%	0.0%

MercFuel Gross Profit	$6,080	$6,971	$7,919	$8,335	$8,335	$8,335
Air Cargo Gross Profit	2,100	3,563	4,398	4,734	4,734	4,734
Maytag Gross Profit	5,146	4,901	4,426	4,124	4,124	4,124

Total Gross Profit	$13,326	$15,435	$16,743	$17,193	$17,193	$17,193
Gross Profit Margin %	3.5%	3.1%	2.8%	2.5%	2.5%	2.5%

SG&A Expenses	$10,894	$10,783	$10,366	$10,729	$10,729	$10,729
Provision for Bad Debts	506	894	1,383	1,477	1,477	1,477

Total Operating Expenses	11,400	11,677	11,749	12,206	12,206	12,206
	3.0%	2.4%	2.0%	1.8%	1.8%	1.8%

EBITDA	$1,926	$3,758	$4,994	$4,988	$4,988	$4,988
EBITDA Margin	0.5%	0.8%	0.8%	0.7%	0.7%	0.7%

Depreciation & Amortization	2,828	2,656	2,511	2,679	2,679	2,679

Operating Income	(902)	1,102	2,483	2,308	2,308	2,308
Operating Income Margin	-0.2%	0.2%	0.4%	0.3%	0.3%	0.3%

Capital Expenditures	$1,184	$1,505	$2,000	$1,956	$2,000	$2,000

MercFuel Growth	n/a	32.8%	66.6%	16.9%	0.0%	0.0%
Air Cargo Growth	n/a	7.6%	10.8%	5.6%	0.0%	0.0%
Maytag Growth	n/a	-4.6%	-9.8%	4.7%	0.0%	0.0%
MercFuel Gross Margin	1.9%	1.6%	1.5%	1.3%	1.3%	1.3%
Air Cargo Gross Margin	5.3%	8.4%	10.0%	10.2%	10.2%	10.2%
Maytag Gross Margin	22.1%	22.1%	21.1%	18.8%	18.8%	18.8%

Fairness Opinion	Appendix IV
Mercury Air Group, Inc.
Balance Sheet Data — Projected

($ in thousands)	As of	Fiscal Year Ending June 30,
	12/31/04	2005	2006	2007	2008

Assets
Cash and Cash Equivalents	$6,316	$1,270	$1,000	$1,000	$1,000
Accounts Receivable, net	56,912	61,570	68,077	68,077	68,077
Inventories	1,619	1,334	1,427	1,427	1,427
Prepaid Expenses & Other	5,108	6,036	6,079	6,079	6,079

Total Current Assets	69,955	70,209	76,583	76,583	76,583

Property, Plant & Equipment, net	7,564	7,182	6,459	5,736	5,013
Restricted Cash	8,418	6,764	6,764	6,764	6,764
Goodwill & Other	8,144	8,144	8,130	7,730	7,578

Total Assets	$94,081	$92,299	$97,936	$96,813	$95,938

Liabilities and Shareholders’ Equity
Account Payable	$36,390	$39,349	$42,375	$42,375	$42,375
Accrued Expenses & Other	8,559	9,676	9,153	9,153	9,153
Current Portion of Long-Term Debt	1,021	1,137	1,137	1,137	1,137

Total Current Liabilities	45,970	50,163	52,664	52,664	52,664

Long-Term Debt	21,221	15,270	18,619	18,966	19,342
Other Long-Term Liabilities	10,722	8,574	7,557	7,557	7,557

Total Liabilities	77,913	74,006	78,840	79,187	79,563

Mandatorily Redeemable Preferred Stock	468	486	522	558	594
Shareholders’ Equity	15,700	17,807	18,573	17,068	15,781

Total Liabilities and Shareholders’ Equity	$94,081	$92,299	$97,936	$96,813	$95,938

Debt Free Net Working Capital (“DFNWC”)
Current Assets (excl. cash)	$63,639	$68,939	$75,583	$75,583	$75,583
Non-Interest Bearing Current Liabilities	(44,949)	(49,025)	(51,527)	(51,527)	(51,527)

DFNWC	18,690	19,914	24,055	24,055	24,055
DFNWC % of sales	3.8%	3.3%	3.5%	3.5%	3.5%
Changes in DFNWC	n/a	(1,224)	(4,141)	—	—

Appendix V:

Discounted Cash Flow Analysis

Mercury Air Group, Inc.	Appendix V
Fairness Opinion
Discounted Cash Flow @ 9% WACC

($ in thousands)
	Actual LTM	FYE June 30,		Terminal Year
	12/31/04	2005(a)	2006	2007	2008

Revenue	$493,275	$301,156	$696,669	$696,669	$696,669
Revenue Growth	n/a	n/a	15.7%	0.0%	0.0%

EBITDA	3,758	2,497	4,988	4,988	4,988
EBITDA Margin	0.8%	0.8%	0.7%	0.7%	0.7%

Depreciation & Amortization	2,656	1,256	2,679	2,679	2,679
Other (Income)/Expense, net	—	—	—	—	—

EBIT	1,102	1,242	2,308	2,308	2,308
EBIT Margin	0.2%	0.4%	0.3%	0.3%	0.3%

Less: Estimated Taxes (@ 35%)		(435)	(808)	(808)	(808)
Add: Depreciation & Amortization		1,256	2,679	2,679	2,679
Less: Capital Expenditures		(1,000)	(1,956)	(2,000)	(2,000)
Add/Less: Changes in Debt Free Net Working Capital		(612)	(4,141)	—	—

Free Cash Flow		451	(1,918)	2,180	2,180

Present Value Factor		0.98	0.90	0.82	0.82
Present Value — Free Cash Flow		441	(1,722)	1,796	28,965

Net Present Value of Cash Flows	$29,480

Enterprise Value Calculation		Residual Value Calculation

Discount Rate (WACC)	9.0%	Residual Debt Free Cash Flow			2,180
Growth Rate (G)	2.8%	Divided by Cap. Rate (WACC — G)			6.2%

Implied Equity Value Calculation		Equal Residual Value			35,157
Net Present Value of Cash Flows	$29,480
Less: Debt	(22,242)
Plus: Cash	6,316	Times Present Value Factor			0.82

Implied Equity Value	$13,554	Present Value of Residual Value			28,965
Shares Outstanding	3,056
Implied Share Price	$4.43

(a)	FYE June 30, 2005 cash flows represent a half-year projection due to the valuation date of December 31, 2004.

Mercury Air Group, Inc.	Appendix V
Fairness Opinion
Discounted Cash Flow @ 10% WACC

($ in thousands)

	Actual LTM	FYE June 30,		Terminal Year
	12/31/04	2005(a)	2006	2007	2008

Revenue	$493,275	$301,156	$696,669	$696,669	$696,669
Revenue Growth	n/a	n/a	15.7%	0.0%	0.0%

EBITDA	3,758	2,497	4,988	4,988	4,988
EBITDA Margin	0.8%	0.8%	0.7%	0.7%	0.7%

Depreciation & Amortization	2,656	1,256	2,679	2,679	2,679
Other (Income)/Expense, net	—	—	—	—	—

EBIT	1,102	1,242	2,308	2,308	2,308
EBIT Margin	0.2%	0.4%	0.3%	0.3%	0.3%

Less: Estimated Taxes (@ 35%)		(435)	(808)	(808)	(808)
Add: Depreciation & Amortization		1,256	2,679	2,679	2,679
Less: Capital Expenditures		(1,000)	(1,956)	(2,000)	(2,000)
Add/Less: Changes in Debt Free Net Working Capital		(612)	(4,141)	—	—

Free Cash Flow		451	(1,918)	2,180	2,180

Present Value Factor		0.98	0.89	0.81	0.81
Present Value — Free Cash Flow		440	(1,703)	1,759	24,436

Net Present Value of Cash Flows	$24,932

Enterprise Value Calculation		Residual Value Calculation

Discount Rate (WACC)	10.0%	Residual Debt Free Cash Flow			2,180
Growth Rate (G)	2.8%	Divided by Cap. Rate (WACC — G)			7.2%

Implied Equity Value Calculation		Equal Residual Value			30,274

Net Present Value of Cash Flows	$24,932
Less: Debt	(22,242)
Plus: Cash	6,316	Times Present Value Factor			0.81

Implied Equity Value	$9,006	Present Value of Residual Value			24,436
Shares Outstanding	3,056
Implied Share Price	$2.95

(a)	FYE June 30, 2005 cash flows represent a half-year projection due to the valuation date of December 31, 2004.

Mercury Air Group, Inc.	Appendix V
Fairness Opinion
Discounted Cash Flow @ 11% WACC

($ in thousands)
	Actual LTM	FYE June 30,		Terminal Year
	12/31/04	2005 (a)	2006	2007	2008

Revenue	$493,275	$301,156	$696,669	$696,669	$696,669
Revenue Growth	n/a	n/a	15.7%	0.0%	0.0%

EBITDA	3,758	2,497	4,988	4,988	4,988
EBITDA Margin	0.8%	0.8%	0.7%	0.7%	0.7%

Depreciation & Amortization	2,656	1,256	2,679	2,679	2,679
Other (Income)/Expense, net	—	—	—	—	—

EBIT	1,102	1,242	2,308	2,308	2,308
EBIT Margin	0.2%	0.4%	0.3%	0.3%	0.3%

Less: Estimated Taxes (@ 35%)		(435)	(808)	(808)	(808)
Add: Depreciation & Amortization		1,256	2,679	2,679	2,679
Less: Capital Expenditures		(1,000)	(1,956)	(2,000)	(2,000)
Add/Less: Changes in Debt Free Net Working Capital		(612)	(4,141)	—	—

Free Cash Flow		451	(1,918)	2,180	2,180

Present Value Factor		0.97	0.88	0.79	0.79
Present Value — Free Cash Flow		439	(1,684)	1,724	21,024

Net Present Value of Cash Flows	$21,503

Enterprise Value Calculation		Residual Value Calculation

Discount Rate (WACC)	11.0%	Residual Debt Free Cash Flow			2,180
Growth Rate (G)	2.8%	Divided by Cap. Rate (WACC — G)			8.2%

Implied Equity Value Calculation		Equal Residual Value			26,582
Net Present Value of Cash Flows	$21,503
Less: Debt	(22,242)
Plus: Cash	6,316	Times Present Value Factor			0.79

Implied Equity Value	$5,577	Present Value of Residual Value			21,024
Shares Outstanding	3,056
Implied Share Price	$1.82

(a)	FYE June 30, 2005 cash flows represent a half-year projection due to the valuation date of December 31, 2004.

Appendix VI:

Weighted Average Cost of Capital Calculation

Mercury Air Group, Inc.	Appendix VI
Fairness Opinion
WACC Calculation	Page 1

     The calculation of the cost of equity capital using the Capital Asset Pricing Model (CAPM) is as follows:

Re = Rf + (ß x ( Rm - Rf )) + Rsm + Ris

Where:	Rf	=	Return on a risk-free investment
	ß	=	Beta — a measure of the systematic risk of the firm compared to the risk of an investment in a fully diversified stock market portfolio
	Rm - Rf	=	The market risk premium defined as the expected return investors require for investing in a fully diversified portfolio (Rm) less the risk-free rate (Rf)
	Rsm	=	Small stock premium

     We then calculated the WACC as follows:

Variable	Value	Source
Rd =	5.86%	(1) Baa Bond Rate — February 4, 2005
t =	35.00%	Marginal Tax Rate
Rf =	4.54%	(2) 20-yr. Treasury Bond Rate — February 4, 2005
Rm - Rf =	7.20%	Equity Risk Premium
ß =	0.80	Computed Beta, see Page 4 of WACC Calculation
D % =	58.6%	Debt/Capital Ratio
E % =	41.0%	Equity/Capital Ratio
Rsm =	6.34%	(3) Decile 9-10 Premium (From Ibbotson’s — $0.3MM to $166.4MM market capitalization)
Ris =	0.00%	Investment Specific Risk

	[ Rd x (1 - t)	x	D %	] + [	[ (Rf	+ (	ß		x	(Rm - Rf))		+	Rsm	+	Ris) x E% ]
	[ 6.82% (1-35%)	x	58.62%	] + [	4.54%	+ (	0.80		x	7.20%	)	+	6.34%	+	0.00% ) x	41.00% ]
WACC=	Rd (1-t)	x	D %	+	Re	x	E	%
	[ 3.81%	x	58.62%	] + [	16.67%	x	41.00%		]
	WACC =		9.1%

Estimated WACC (rounded)      9.0%

(1)	Source: Federal Reserve Statistical Release dated February 4, 2005.

(2)	Source: Bloomberg.

(3)	Source: Stocks, Bonds, Bills, and Inflation Valuation Edition Yearbook, Ibbotson Associates.

Mercury Air Group, Inc.	Appendix VI
Fairness Opinion
WACC Calculation	Page 2

     The calculation of the cost of equity capital using the Capital Asset Pricing Model (CAPM) is as follows:

Re = Rf + (ß x ( Rm - Rf )) + Rsm + Ris

Where:	Rf	=	Return on a risk-free investment
	ß	=	Beta — a measure of the systematic risk of the firm compared to the risk of an investment in a fully diversified stock market portfolio
	Rm - Rf	=	The market risk premium defined as the expected return investors require for investing in a fully diversified portfolio (Rm) less the risk-free rate (Rf)
	Rsm	=	Small stock premium

     We then calculated the WACC as follows:

Variable	Value	Source
Rd =	5.86%	(1) Baa Bond Rate — February 4, 2005
t =	35.00%	Marginal Tax Rate
Rf =	4.54%	(2) 20-yr. Treasury Bond Rate — February 4, 2005
Rm - Rf =	7.20%	Equity Risk Premium
ß =	0.80	Computed Beta, see Page 4 of WACC Calculation
D % =	58.6%	Debt/Capital Ratio
E % =	41.0%	Equity/Capital Ratio
Rsm =	6.34%	(3) Decile 9-10 Premium (From Ibbotson’s — $0.3MM to $166.4MM market capitalization)
Ris =	2.50%	Investment Specific Risk

	[ Rd x (1 - t)	x	D %	] + [	[ (Rf	+ (	ß		x	(Rm - Rf))		+	Rsm	+	Ris) x E% ]
	[ 6.82% (1-35%)	x	58.62%	] + [	4.54%	+ (	0.80		x	7.20%	)	+	6.34%	+	2.50% ) x	41.00% ]
WACC=	Rd (1-t)	x	D %	+	Re	x	E	%
	[ 3.81%	x	58.62%	] + [	19.17%	x	41.00%		]
	WACC =		10.1%

Estimated WACC (rounded)      10.0%

(1)	Source: Federal Reserve Statistical Release dated October 10, 2003.

(2)	Source: Bloomberg.

(3)	Source: Stocks, Bonds, Bills, and Inflation Valuation Edition Yearbook, Ibbotson Associates.

Mercury Air Group, Inc.	Appendix VI
Fairness Opinion
WACC Calculation	Page 3

     The calculation of the cost of equity capital using the Capital Asset Pricing Model (CAPM) is as follows:

Re = Rf + (ß x ( Rm - Rf )) + Rsm + Ris

Where:	Rf	=	Return on a risk-free investment
	ß	=	Beta — a measure of the systematic risk of the firm compared to the risk of an investment in a fully diversified stock market portfolio
	Rm - Rf	=	The market risk premium defined as the expected return investors require for investing in a fully diversified portfolio (Rm) less the risk-free rate (Rf)
	Rsm	=	Small stock premium

     We then calculated the WACC as follows:

Variable	Value	Source
Rd =	5.86%	(1) Baa Bond Rate — February 4, 2005
t =	35.00%	Marginal Tax Rate
Rf =	4.54%	(2) 20-yr. Treasury Bond Rate — February 4, 2005
Rm - Rf =	7.20%	Equity Risk Premium
ß =	0.80	Computed Beta, see Page 4 of WACC Calculation
D % =	58.6%	Debt/Capital Ratio
E % =	41.0%	Equity/Capital Ratio
Rsm =	6.34%	(3) Decile 9-10 Premium (From Ibbotson’s — $0.3MM to $166.4MM market capitalization)
Ris =	5.00%	Investment Specific Risk

	[ Rd x (1 - t)	x	D %	] + [	[ (Rf	+ (	ß		x	(Rm - Rf))		+	Rsm	+	Ris) x E% ]
	[ 6.82% (1-35%)	x	58.62%	] + [	4.54%	+ (	0.80		x	7.20%	)	+	6.34%	+	5.00% ) x	41.00% ]
WACC=	Rd (1-t)	x	D %	+	Re	x	E	%
	[ 3.81%	x	58.62%	] + [	21.67%	x	41.00%		]
	WACC =		11.1%

Estimated WACC (rounded)      11.0%

(1)	Source: Federal Reserve Statistical Release dated October 10, 2003.

(2)	Source: Bloomberg.

(3)	Source: Stocks, Bonds, Bills, and Inflation Valuation Edition Yearbook, Ibbotson Associates.

Mercury Air Group, Inc.	Appendix VI
Fairness Opinion
WACC Calculation	Page 4

($ in millions)

Company Information
					Preferred /
	Symbol	Beta[1]	MV of Equity(2)	LT Debt	Minority Int.	Cash	TEV	Tax Rate	Debt/ TEV

Air T, Inc.	AIRT	0.25	$47.7	$1.7	$0.0	$2.2	$47.3	35.0%	3.7%
AirNet Systems, Inc.	ANS	1.34	39.4	60.2	—	0.9	98.7	35.0%	61.0%
AutoInfo, Inc.	AUTO	0.50	21.5	1.9	—	0.6	22.8	35.0%	8.5%
Streicher Mobile Fueling, Inc.	FUEL	1.42	13.1	11.0	—	4.5	19.7	35.0%	56.2%
World Fuel Services Corporation	INT	0.96	298.7	41.1	—	57.5	282.3	35.0%	14.6%

Average		0.89	84.1	23.2	—	13.1	94.2	35.0%	28.8%

Implied D/E	=	D / (D + E)	*	1 / (E / (D + E))
40.4%	=	28.8%	*	1.4

Unlevered Beta Calculation

Bu = B/(1+((1-t)(D/E)))

     Using B, t, D, and E for each individual company. The reported betas are for the comparable companies are first unlevered below and then relevered in the calculation to the right.

Air T, Inc.	=	0.24
AirNet Systems, Inc.	=	0.67
AutoInfo, Inc.	=	0.47
Streicher Mobile Fueling, Inc.	=	0.92
World Fuel Services Corporation	=	0.88

Average	=	0.64

(1)	Source: Bloomberg.

(2)	Excludes any shares from exercisable options.

Relevered Beta Calculation

B	=	Bu(1+((1-t)(D/E)))
Bu	=	0.64
D/E	=	40.4%
t	=	35.0%
B	=	0.80

Industry Debt/Total Capital Calculations

Debt/Total Inv. Capital	29.0%
Equity/Total Inv. Capital	71.0%

Tax Rate Calculation

Combined State & Federal Tax Rate	35.0%